SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the six months ended March 31, 2019

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This Amendment No. 1 to the Report on Form 6-K for the six months ended March 31, 2019, originally filed with the Securities and Exchange Commission on September 24, 2019 (the “Original 6-K”), is being filed solely for the purposes of furnishing (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations, (2) the unaudited condensed interim consolidated financial statements and related notes, and (3) Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Except the financial statements, those documents were not previously disclosed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original 6-K, or reflect any events that have occurred after the Original 6-K was filed.

This Report is hereby incorporated by reference into the registration statement on Form F-1 (registration No. 333-228677) filed with the U.S. Securities and Exchange Commission on December 4, 2018, as amended.

Exhibit Index:

Exhibit 99.1	Unaudited Consolidated Financial Statements and Related Notes for the Six Months Ended March 31, 2019 and 2018.

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: November 25, 2019	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer